DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/30/2006

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

492,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.67%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

135,700

8. SHARED VOTING POWER

10,000

9. SOLE DISPOSITIVE POWER

341,500
_________________________________________________________

10. SHARED DISPOSITIVE POWER
151,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

492,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.67%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

151,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
151,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

151,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.05%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Pioneer Interest Shares Inc. ("MUO").The principal executive offices of MUO are located at 60th Street, 13th Floor, Boston, MA
02109.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the issuer's shares are undervalued and may communicate its views to management.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 8/29/05 there were 7,395,024 shares of MUO outstanding as of 6/30/05. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 492,900 shares of MUO or 6.67% of the outstanding shares.


Power to dispose of securities resides solely with Mr.
Goldstein for 341,500 shares. Power to vote securities resides solely with Mr. Goldstein for 135,700 shares and jointly for 10,000 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 151,400 shares. Power to vote securities resides solely with Mr. Dakos for 151,400 shares.

  c) During the past 60 days the following shares of MUO were purchased (there were no sales):

12/9/2005     3400 10.83
12/9/2005     2000 10.83
12/9/2005     4000 10.83
12/12/2005    3700 10.88
12/13/2005    1800 10.82
12/14/2005    1000 10.89
12/14/2005    2100 10.89
12/14/2005    4000 10.89
12/15/2005    2500 10.89
12/16/2005    2500 10.89
12/16/2005    2500 10.89
12/16/2005    2500 10.89
12/16/2005    2500 10.89
12/19/2005    2900 10.9
12/20/2005    2350010.75
12/20/2005    5825 10.75
12/20/2005    5825 10.75
12/20/2005    5825 10.75
12/20/2005    5825 10.75
12/20/2005    2350010.75
12/21/2005    6700 10.75
12/21/2005    1675 10.75
12/21/2005    1675 10.75
12/21/2005    1675 10.75
12/21/2005    1675 10.75
12/21/2005    6700 10.75
12/22/2005    1150 10.75
12/22/2005    1150 10.75
12/23/2005    3300 10.77
12/23/2005    3300 10.77
12/27/2005    300  10.81
12/28/2005    2900 10.86
12/29/2005    3200 10.85
12/29/2005    3200 10.85
12/29/2005    4000 10.9
12/30/2005    1625 10.85
12/30/2005    1625 10.85
12/30/2005    1625 10.85
12/30/2005    1625 10.85
1/3/20064000  10.85
1/4/2006200   10.85
1/5/20061800  10.89
1/10/2006     1000 11.05
1/11/2006     1750 11.09
1/11/2006     1750 11.09
1/11/2006     1750 11.09
1/11/2006     1750 11.09
1/12/2006     2650 11.03
1/12/2006     2650 11.03
1/17/2006     1000 11
1/17/2006     2000 11
1/18/2006     4600 11
1/19/2006     2125 11
1/19/2006     2125 11
1/19/2006     2125 11
1/19/2006     2125 11
1/20/2006     1500 11
1/23/2006     2100 10.95
1/24/2006     1000 11.03
1/25/2006     2650 11.05
1/25/2006     2650 11.05
1/26/2006     725  11.03
1/26/2006     725  11.03
1/26/2006     725  11.03
1/26/2006     725  11.03
1/27/2006     1600 11
1/30/2006     3200 10.96
1/30/2006     1800 10.9599
1/30/2006     5000 10.95
1/30/2006     3000 11
1/30/2006     2500 11
1/30/2006     7000 11
1/31/2006     5000 10.95
1/31/2006     1500010.95
1/31/2006     5000 10.96
1/31/2006     5000 10.96
1/31/2006     3000 10.96
1/31/2006     2000 10.96
1/31/2006     5000 10.96
1/31/2006     2000 10.96
1/31/2006     1300010.96
2/1/20068200  10.95
2/1/20062600  10.95
2/1/20062000  10.95
2/1/20064000  10.95
2/1/20062000  10.95
2/1/20068000  10.95
2/3/20065400  10.97
2/6/20062000  10.95
2/6/20061600  10.95
2/7/20061300  10.95
2/8/20062000  10.95
2/8/20061300  10.95
2/9/20065000  11.0705
2/9/20063300  11.0705


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/9/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of MUO.

Dated: 2/9/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos